UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2026

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Results of AGM dated 08 May 2026, prepared by WPP plc.

FOR IMMEDIATE RELEASE	8 May 2026

                                                      WPP PLC ("WPP")

                                                    Results of AGM

Following its Annual General Meeting ("AGM") held at 10.00am on Friday 8 May 2026, WPP announces the results of the poll vote for each resolution set out in the Notice of AGM. The full text of the resolutions proposed at the AGM is included in WPP's Notice of AGM published on 19 March 2026, which is available on WPP's website at: www.wpp.com/investors.

Resolutions 1 to 17 were passed as ordinary resolutions and resolutions 18 to 20 were passed as special resolutions.

The following table shows the votes cast on each resolution:

Resolution	Total Votes For	%	Total Votes Against	%	Total Votes Cast	Votes Withheld
1 Ordinary Resolution to receive the 2025 Annual Report and Accounts	905,526,445	99.99%	135,788	0.01%	905,662,233	403,209
2 Ordinary Resolution to declare a final dividend	905,482,063	99.94%	525,816	0.06%	906,007,879	57,563
3 Ordinary Resolution to approve the Compensation Committee report	686,768,749	75.84%	218,835,048	24.16%	905,603,797	461,645
4 Ordinary Resolution to approve the Directors' Compensation Policy	678,516,018	74.92%	227,188,927	25.08%	905,704,945	380,497
5 Ordinary Resolution to re-elect Angela Ahrendts DBE as a Director	873,033,403	96.37%	32,895,183	3.63%	905,928,586	136,856
6 Ordinary Resolution to re-elect Simon Dingemans as a Director	791,878,593	98.95%	8,440,126	1.05%	800,318,719	105,746,723
7 Ordinary Resolution to re-elect Sandrine Dufour as a Director	894,678,647	98.76%	11,256,898	1.24%	905,935,545	129,897
8 Ordinary Resolution to re-elect Tom Ilube CBE as a Director	894,410,984	98.73%	11,528,291	1.27%	905,939,275	126,167
9 Ordinary Resolution to elect Philip Jansen as a Director	897,294,234	99.04%	8,653,138	0.96%	905,947,372	118,070
10 Ordinary Resolution to re-elect Cindy Rose OBE as a Director	902,623,890	99.63%	3,332,950	0.37%	905,956,840	108,602
11 Ordinary Resolution to re-elect Keith Weed CBE as a Director	890,413,850	99.04%	8,652,766	0.96%	899,066,616	6,998,826
12 Ordinary Resolution to re-elect Jasmine Whitbread as a Director	892,048,983	98.47%	13,893,640	1.53%	905,942,623	122,819
13 Ordinary Resolution to re-elect Joanne Wilson as a Director	902,593,916	99.63%	3,354,337	0.37%	905,948,253	117,189
14 Ordinary Resolution to re-elect Dr. Ya-Qin Zhang as a Director	790,960,464	98.83%	9,360,744	1.17%	800,321,208	105,744,234
15 Ordinary Resolution to re-appoint PricewaterhouseCoopers LLP as the auditor of the Company	905,526,755	99.98%	202,016	0.02%	905,728,771	336,671
16 Ordinary Resolution to authorise the Audit Committee, on behalf of the Board, to determine the auditor's remuneration	905,505,852	99.98%	221,369	0.02%	905,727,221	338,221
17 Ordinary Resolution to authorise the Directors to allot relevant securities	771,849,994	85.20%	134,115,594	14.80%	905,965,588	99,854
18 Special Resolution to authorise the Company to purchase its own shares	905,374,604	99.95%	449,815	0.05%	905,824,419	241,023
19 Special Resolution to authorise the disapplication of pre-emption rights	864,629,910	95.45%	41,258,461	4.55%	905,888,371	177,071
20 Special Resolution to authorise the disapplication of pre-emption rights in connection with acquisitions and other specified capital investments	91,140,080	87.33%	114,737,461	12.67%	905,877,541	187,901

Resolutions 3 and 4

The WPP Board is delighted that all the resolutions were supported at today's Annual General Meeting. In particular the Board thanks the significant majority of our shareholders who voted in support of the Compensation Committee Report (Resolution 3) and the Directors' Compensation Policy (Resolution 4).

The Board notes that, although approved with clear majorities, Resolution 3 (Compensation Committee Report) and Resolution 4 (Directors' Compensation Policy) received less than the 80% level identified in the UK Corporate Governance Code. As such, in accordance with the Code the Board will engage with any major shareholders who did not support the resolutions to understand the reasons behind their voting decision. An update on these discussions will be provided within six months of today's AGM.

Notes:

(1)  The "for" votes include those giving the Chair discretion.
(2)  Total votes "for" and "against" are expressed as a percentage of the total votes cast.
(3)  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.
(4)  Issued Share Capital (excluding Treasury Shares): 1,078,802,358 ordinary shares.

The above poll results will shortly be available on WPP's website at www.wpp.com/investors. In accordance with Listing Rule 6.4.2 a copy of the resolutions, other than those concerning ordinary business of the Company, will be submitted to the FCA and will in due course be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Balbir Kelly-Bisla
Company Secretary

Further information
Media: press@wpp.com
Investors: irteam@wpp.com

About WPP
WPP is the trusted growth partner for the world's leading brands. We unite cutting-edge media intelligence and data solutions, world-class creativity, next-generation production, transformative enterprise solutions and expert strategic counsel in a single company - powered by exceptional talent and our agentic marketing platform, WPP Open, to help our clients navigate change, capture opportunity and deliver transformational growth. For more information, visit wpp.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 08 May 2026.	By: ______________________
Balbir Kelly-Bisla
Company Secretary